# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIYIELD NEW YORK QUALITY FUND, INC., CIK 0000882150
CUSIP: 09255E805
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/09/2026
Amends the filing with accession number 0002052595-25-000022
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- Toronto Dominion Investments, Inc. (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (39.8% of the class)
- TORONTO DOMINION HOLDINGS USA INC (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (39.8% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (39.8% of the class)
- Toronto Dominion Bank (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (39.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BLACKROCK MUNIYIELD NEW YORK QUALITY FUND, INC.
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 22, 2022 and filed with the SEC on July 5, 2022 (as amended to the date hereof, the "Original Schedule 13D"), for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series W-7 Variable Rate Demand Preferred Shares (CUSIP No. 09255E805) ("VRDP Shares") of BlackRock MuniYield New York Quality Fund, Inc. (the "Issuer").

This Amendment is being filed as a result of the reorganization of BlackRock MuniHoldings Quality Fund II, Inc. ("MUE"), BlackRock Municipal Income Trust ("BFK"), BlackRock Municipal Income Quality Trust ("BYM"), BlackRock Municipal Income Trust II ("BLE") into the Issuer on February 9, 2026 (the "Reorganization"), pursuant to which the Issuer exchanged variable rate muni fund preferred shares of the Issuer for the shares of the MUE, BFK, BYM and BLE funds, accordingly, due to the Reorganization, the ownership percentage of the preferred share class as reported on the Original Schedule 13D has changed.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 thereto and the insertion of the following exhibits:

99.1 Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS

## Signatures
- Toronto Dominion Investments, Inc.: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (02/11/2026)
- TORONTO DOMINION HOLDINGS USA INC: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (02/11/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos / Executive Vice President and Chief Financial Officer TD AMCB (02/11/2026)
- Toronto Dominion Bank: /s/ Christina Petrou, Christina Petrou / Vice President (02/11/2026)